This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of 1933
in connection with
Registration No. 333- 52484

PROSPECTUS SUPPLEMENT DATED AUGUST 28, 2003 TO POST-EFFECTIVE
AMENDMENT NO. 3 TO THE PROSPECTUS DATED MARCH 26, 2003

AUGUST 28, 2003

MEMBERS EQUITY AS OF JUNE 30, 2003

Based on a valuation of the loan and real estate portfolio owned by Vestin Fund II, LLC (“Fund”) and after consultation with our advisors and other experts, we have concluded that the Fund must record a valuation reserve in the amount of twenty-seven cents for each $10.00 unit as of June 30, 2003. The value of member’s capital accounts will continue to be subject to fluctuations in the future. To the extent the Fund earns income that is not distributed, the value of member’s capital accounts will increase. To the extent that the Fund incurs operating losses, the value of members’ capital accounts will decrease.

DILUTION

If you purchase units in this offering, you will incur immediate dilution in the net tangible book value of the units purchased. The public offering price of $10 is higher than the net tangible book value per unit of our outstanding units. Our net tangible book value as of June 30, 2003 was approximately $9.73 per unit. Net tangible book value per unit represents the amount of total tangible assets less total liabilities divided by the number of units outstanding as of June 30, 2003. Existing members will incur an immediate increase in net tangible book value and investors purchasing units in this offering will incur an immediate dilution in net tangible book value of $0.27 per unit.